FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
Suite 405, 625 Howe Street
Vancouver BC V6C 2T6

Item Two - Date of Material Change

April 28, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On April 28, 2003, NovaGold Resources Inc. announced that it is moving the Rock Creek Gold Project forward on a 100% basis to a production decision. Engineering firms Norwest Corporation and AMEC E&C Services Ltd. have been selected to complete an independent economic assessment study and updated resource estimate for the Rock Creek Project. The annual general meting of NovaGold's shareholders will take place on Wednesday, May 28, 2003.

Item Five - Full Description of Material Change

NovaGold is moving the Rock Creek Project forward on a 100% basis to a production decision. TNR Resources has elected to terminate its option to earn a minority interest on the Rock Creek Deposit. TNR will focus its efforts at earning an interest in NovaGold’s Shotgun Deposit located in the Kuskokwim Gold Belt. Norwest Corporation and AMEC E&C Services Ltd, both engineering services companies, have been selected to complete an independent Economic Assessment Study and updated resource estimate for the Rock Creek Project by mid-Summer 2003.

Two diamond core drills were mobilized to the Rock Creek Project in early April and drilling has begun on a planned 10,000-meter drill campaign to increase the infill drilling spacing to a level sufficient for a Feasibility Study and production decision in 2004. The first phase of the program this spring will include approximately 2,000 meters of drilling, followed by the remaining 8,000 meters to be completed by Q4 2003.

The Rock Creek Project is located seven miles by road from the city of Nome, Alaska. The district has historically produced more than 4 million ounces of gold from the nearby stream and beach alluvial deposits. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining with a low strip ratio. At current gold prices management believes that the project could be rapidly moved to a production decision, providing near term gold production of an estimated 100,000 ounces of gold per year to NovaGold prior to the Donlin Creek deposit coming on-stream.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome, the Rock Creek Project has a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 563,000 ounces of gold grading 2.48 g/t using a 1 g/t cut-off grade. Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with over 92% recovery using conventional cyanidation with an average of 67% of the gold recovered using a relatively coarse grind (-65 mesh) and inexpensive gravity methods.

The deposit remains open along strike and down dip and there is potential to significantly increase the gold resource with further drilling. Highly anomalous gold in surface samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur along a 10-kilometer trend.

In addition to the program at Rock Creek, NovaGold has initiated an independent Economic Assessment Study on the Nome Gold Project located just outside of Nome, Alaska. This project looks to restart gold production from the same area that has historically produced over 4 million ounces of gold over the past 80 years. The project contains an estimated 2.2 million ounces of resource based on over 7,000 drill holes. The current studies will further refine the economic operating parameters for the deposits as well as define the scope of work for additional engineering that would be necessary for a production decision. At current gold prices management believes that the project could be rapidly moved to a production decision within 1 to 2 years, providing near term gold production of an estimated 50,000 ounces of gold per year.

Under a restructured agreement, TNR will focus it efforts at targeting a potential “Donlin Creek Type Gold System” at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt. NovaGold will provide technical assistance to TNR for initial targeting and development of the exploration model.

NovaGold will also participate in an upcoming private-placement financing for TNR with the funds to be directed at the Shotgun Project. Under the agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project.

NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. The defined mineralization at Shotgun is very similar to one of the initial target areas at the Donlin Creek Deposit. The currently defined resource at Shotgun remains open to the north, the west and at depth. The Shotgun deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

The objective of the 2003 program will be to focus on higher-grade multi-million-ounce Acma/Lewis style targets which are the host of the gold resources at Donlin Creek. Several priority exploration targets with similar geophysical and geochemical signatures to Donlin have been identified on the property. NovaGold and TNR are currently in the planning stages for the 2003 exploration program with anticipated expenditures in excess of US$900,000 to be spent on multi-million-ounce target definition and drill testing.

A conference call and webcast to review developments at Donlin Creek, Rock Creek and other projects as well as the Company’s 1st quarter and annual financial results will be held on Tuesday May 6th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net

The call will also be available for replay until May 13th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

The Annual Meeting of NovaGold Resources Inc. will take place on Wednesday, May 28, 2003 at 1:00 p.m., Hyatt Regency Hotel Oxford Room, 655 Burrard Street Vancouver, BC, Canada V6C 2R7.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold with 42.6 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s recently released 2002 Annual Report and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 30th day of April, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

NovaGold Advances Three Alaskan Gold Projects Toward Production

April 28, 2003, Vancouver – NovaGold Resources Inc. Highlights

  NovaGold advances Rock Creek Gold Project forward on 100% basis - development drill program initiated.
  Engineering firms Norwest and AMEC selected to complete an Independent Economic Assessment Study for Rock Creek.
  Exploration at the Shotgun Project to Focus on Donlin Creek Type Targets.
  NovaGold Conference Call scheduled for Tuesday, May 6th, 2003.
  NovaGold 2003 Annual General Meeting set for Wednesday, May 28th, 2003.

Rock Creek Engineering Firms Selected and Development Drill Program Initiated

NovaGold is moving the Rock Creek Project forward on a 100% basis to a production decision. TNR Resources has elected to terminate its option to earn a minority interest on the Rock Creek Deposit. TNR will focus its efforts at earning an interest in NovaGold’s Shotgun Deposit located in the Kuskokwim Gold Belt. Norwest Corporation and AMEC E&C Services Ltd, both engineering services companies, have been selected to complete an independent Economic Assessment Study and updated resource estimate for the Rock Creek Project by mid-Summer 2003.

Two diamond core drills were mobilized to the Rock Creek Project in early April and drilling has begun on a planned 10,000-meter drill campaign to increase the infill drilling spacing to a level sufficient for a Feasibility Study and production decision in 2004. The first phase of the program this spring will include approximately 2,000 meters of drilling, followed by the remaining 8,000 meters to be completed by Q4 2003.

The Rock Creek Project is located seven miles by road from the city of Nome, Alaska. The district has historically produced more than 4 million ounces of gold from the nearby stream and beach alluvial deposits. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining with a low strip ratio. At current gold prices management believes that the project could be rapidly moved to a production decision, providing near term gold production of an estimated 100,000 ounces of gold per year to NovaGold prior to the Donlin Creek deposit coming on-stream.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome, the Rock Creek Project has a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 563,000 ounces of gold grading 2.48 g/t using a 1 g/t cut-off grade. Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with over 92% recovery using conventional cyanidation with an average of 67% of the gold recovered using a relatively coarse grind (-65 mesh) and inexpensive gravity methods.

The deposit remains open along strike and down dip and there is potential to significantly increase the gold resource with further drilling. Highly anomalous gold in surface samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur along a 10-kilometer trend.

Engineering Underway to Evaluate Restart of Gold Production at Nome Gold Project

In addition to the program at Rock Creek, NovaGold has initiated an independent Economic Assessment Study on the Nome Gold Project located just outside of Nome, Alaska. This project looks to restart gold production from the same area that has historically produced over 4 million ounces of gold over the past 80 years. The project contains an estimated 2.2 million ounces of resource based on over 7,000 drill holes. The current studies will further refine the economic operating parameters for the deposits as well as define the scope of work for additional engineering that would be necessary for a production decision. At current gold prices management believes that the project could be rapidly moved to a production decision within 1 to 2 years, providing near term gold production of an estimated 50,000 ounces of gold per year.

Exploration Program at Shotgun to Focus on Donlin Creek Type Targets

Under a restructured agreement, TNR will focus it efforts at targeting a potential “Donlin Creek Type Gold System” at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt. NovaGold will provide technical assistance to TNR for initial targeting and development of the exploration model.

NovaGold will also participate in an upcoming private-placement financing for TNR with the funds to be directed at the Shotgun Project. Under the agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project. NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. The defined mineralization at Shotgun is very similar to one of the initial target areas at the Donlin Creek Deposit. The currently defined resource at Shotgun remains open to the north, the west and at depth. The Shotgun deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

The objective of the 2003 program will be to focus on higher-grade multi-million-ounce Acma/Lewis style targets which are the host of the gold resources at Donlin Creek. Several priority exploration targets with similar geophysical and geochemical signatures to Donlin have been identified on the property. NovaGold and TNR are currently in the planning stages for the 2003 exploration program with anticipated expenditures in excess of US$900,000 to be spent on multi-million-ounce target definition and drill testing.

Conference Call Scheduled for Tuesday May 6th

A conference call and webcast to review developments at Donlin Creek, Rock Creek and other projects as well as the Company’s 1st quarter and annual financial results will be held on Tuesday May 6th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-695-6120 or toll free at 1-888-789-0089. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net

The call will also be available for replay until May 13th, 2003 by calling 416-252-1143 or 1-866-518-1010. The webcast link will also be archived on the NovaGold website.

NovaGold 2003 Annual General Meeting of Shareholders

The Annual Meeting of NovaGold Resources Inc. will take place
Wednesday, May 28, 2003 at 1:00 p.m.
Hyatt Regency Hotel Oxford Room
655 Burrard Street Vancouver, BC, Canada V6C 2R7

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold with 42.6 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s recently released 2002 Annual Report and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President & CFO
Vancouver, B.C., Canada
(604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net